Securities and Exchange Commission
Washington, D.C. 20549
Schedule 13G
(Rule 13d-102)
Information to be Included in Statements Filed Pursuant
to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed
Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

MarketWise, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)
57064P107
(CUSIP Number)
December 31, 2021
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[		]	Rule 13d-1(b)
[		]	Rule 13d-1(c)
[	X	]	Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57064P107	Schedule 13G	Page 1 of 7

1		Names of Reporting Persons
Monument & Cathedral Holdings, LLC
2	Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]
3		SEC Use Only

4		Citizenship or Place of Organization
Maryland
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power
112,807,518
	6	Shared Voting Power
0
	7	Sole Dispositive Power
112,807,518
	8	Shared Dispositive Power
0
9		Aggregate Amount Beneficially Owned by Each Reporting Person
112,807,518
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares
Not Applicable
11		Percent of Class Represented by Amount in Row 9
81.8%
12		Type of Reporting Person
OO

CUSIP No. 57064P107	Schedule 13G	Page 2 of 7

1		Names of Reporting Persons
Myles Norin, LLC
2	Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]
3		SEC Use Only

4		Citizenship or Place of Organization
Maryland
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power
1,087,162
	6	Shared Voting Power
0
	7	Sole Dispositive Power
1,087,162
	8	Shared Dispositive Power
0
9		Aggregate Amount Beneficially Owned by Each Reporting Person
1,087,162
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares
Not Applicable
11		Percent of Class Represented by Amount in Row 9
4.1%
12		Type of Reporting Person
OO

CUSIP No. 57064P107	Schedule 13G	Page 3 of 7

1		Names of Reporting Persons
Cobblestone Publishing Inc.
2	Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]
3		SEC Use Only

4		Citizenship or Place of Organization
Maryland
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power
112,807,518
	6	Shared Voting Power
0
	7	Sole Dispositive Power
112,807,518
	8	Shared Dispositive Power
0
9		Aggregate Amount Beneficially Owned by Each Reporting Person
112,807,518
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares
Not Applicable
11		Percent of Class Represented by Amount in Row 9
81.8%
12		Type of Reporting Person
CO

CUSIP No. 57064P107	Schedule 13G	Page 4 of 7

1		Names of Reporting Persons
Myles Norin
2	Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]
3		SEC Use Only

4		Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power
113,894,680
	6	Shared Voting Power
0
	7	Sole Dispositive Power
113,894,680
	8	Shared Dispositive Power
0
9		Aggregate Amount Beneficially Owned by Each Reporting Person
113,894,680
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares
Not Applicable
11		Percent of Class Represented by Amount in Row 9
81.9%
12		Type of Reporting Person
IN

CUSIP No. 57064P107	Schedule 13G	Page 5 of 7

ITEM 1. (a)    Name of Issuer:
MarketWise, Inc. (the “Issuer”).
(b)Address of Issuer’s Principal Executive Offices:
1125 N. Charles Street Baltimore, Maryland 21201
ITEM 2. (a)    Name of Person Filing:
This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i.Monument & Cathedral Holdings, LLC (“Monument”)
ii.Myles Norin, LLC (“Norin LLC”)
iii.Cobblestone Publishing, Inc. (“Cobblestone”)
iv.Myles Norin (“Mr. Norin”).

This statement relates to the securities held of record by Monument and Norin LLC. Mr. Norin is the President of Cobblestone, which is the sole manager of Monument, and Mr. Norin is the manager of Norin LLC.
(b)Address or Principal Business Office:
The address of the principal business office of each of Monument, Norin LLC, Cobblestone and Mr. Norin is 14 W. Mount Vernon Place, Baltimore, Maryland 21201.
(c)Citizenship of each Reporting Person is:
i.Monument is a Maryland limited liability company
ii.Norin LLC is a Maryland limited liability company
iii.Cobblestone is a Maryland corporation
iv.Mr. Norin is a citizen of the United States of America.
(d)Title of Class of Securities:
Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”).
(e)CUSIP Number:

57064P107
ITEM 3.
    Not applicable.

CUSIP No. 57064P107	Schedule 13G	Page 6 of 7

ITEM 4.Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Class A Common Stock of the Issuer as of December 31, 2021, based upon 25,152,469 shares of Class A Common Stock outstanding as of November 10, 2021, based on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2021.

Reporting Person:	Amount beneficially owned:	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Monument; Cobblestone	112,807,518	81.8%	112,807,518	0	112,807,518	0
Norin, LLC	1,087,162	4.1%	1,087,162	0	1,087,162	0
Mr. Norin	113,894,680	81.9%	113,894,680	0	113,894,680	0

As of December 31, 2021, each of Monument, Norin LLC, Cobblestone and Mr. Norin held 113,894,680 Common Units of MarketWise LLC, which are exchangeable for shares of Class A Common Stock on a one-for-one basis at the option of the holder (the “Common Units”). The amount of Common Units consists of (a) 112,807,518 Common Units held of record by Monument and (b) 1,087,162 Common Units held of record by Norin LLC. Mr. Norin is the President of Cobblestone, which is the sole manager of Monument, and Mr. Norin is the manager of Norin LLC. As a result, Mr. Norin may be deemed to beneficially own the Common Units held of record by Monument and Norin LLC.
ITEM 5.Ownership of Five Percent or Less of a Class.
    Not applicable.
ITEM 6.Ownership of More than Five Percent on Behalf of Another Person.
    Not applicable.
ITEM 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
    Not applicable.
ITEM 8.Identification and Classification of Members of the Group.
    Not applicable.
ITEM 9.Notice of Dissolution of Group.
    Not applicable.
ITEM 10. Certification.
Not applicable.

CUSIP No. 57064P107	Schedule 13G	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 14, 2022

MONUMENT & CATHEDRAL HOLDINGS, LLC

By: Cobblestone Publishing, Inc., its Sole Manager

By:/s/ Myles Norin
Name:    Myles Norin
Title:    President

Date:    February 14, 2022
COBBLESTONE PUBLISHING, INC.

By:/s/ Myles Norin
Name:    Myles Norin
Title:    President

Date:    February 14, 2022
MYLES NORIN, LLC

By:/s/ Myles Norin
Name:    Myles Norin
Title:    Manager

Date:    February 14, 2022
Myles Norin

/s/ Myles Norin